SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 4 2010
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington



10031223

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 298

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DeAM Investor Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



DeAM INVESTOR SERVICES, INC.

(an Indirect Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2009

(With Independent Registered Public Accounting Firm's Report Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Stockholder
Deutsche Investment Management Americas Inc. and Subsidiaries:

We have audited the accompanying statement of financial condition of DeAM Investor Services, Inc., (the Company), an indirect wholly owned subsidiary of Deutsche Investment Management Americas, Inc., as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DeAM Investor Services, Inc. as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

DeAM INVESTOR SERVICES, INC.
(an Indirect Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	26,465,553
Receivable from affiliates		353,173
Total assets	$	26,818,726
Liabilities and Stockholders' Equity		
Payable to affiliates	$	92,773
Income taxes payable		224,843
Other		115
Total liabilities		317,731
Stockholders' equity:		
Common stock, par value $100 per share:		
Class A voting:		
Authorized 2,000 shares; issued and outstanding 1,000 shares		100,000
Common stock, par value $0.01 per share:		
Class B nonvoting:		
Authorized, issued, and outstanding 1,000 shares		10
Paid-in capital in excess of par value		990
Retained earnings		26,399,995
Total stockholders' equity		26,500,995
Total liabilities and stockholders' equity	$	26,818,726

See accompanying notes to statement of financial condition.

DeAM INVESTOR SERVICES, INC.
(an Indirect Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Notes to Statement of Financial Condition

December 31, 2009

(1) Organization and Business

DeAM Investor Services, Inc. (the Company) is an indirect wholly owned subsidiary of Deutsche Investment Management Americas, Inc. (the Parent or DIMA). DIMA is a wholly owned subsidiary of Taunus Corporation (Taunus). The Company was incorporated in Massachusetts on May 9, 1947 and is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company serves as the distributor for certain investment companies advised by the Parent or by affiliates of the Company under a service fee agreement among the related parties.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The accompanying statement of financial condition has been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition which would have existed if the Company had been operating as an unaffiliated entity.

(b) Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash or short-term, highly liquid securities and interest-earning deposits with original maturities of three months or less.

(c) Common Stock

The Company has two classes of common stock. The Parent holds all Class B nonvoting shares and 50% of the Class A voting shares and a direct subsidiary of the Parent holds the remaining 50% of the Class A voting shares.

(d) Income Taxes

The results of the Company are included in the consolidated U.S. federal income tax return of its ultimate parent, Taunus. Pursuant to a tax sharing agreement, income taxes are computed on a separate company basis. In addition, the Company files certain state and local income tax returns on a stand alone basis, except in New Hampshire, Illinois and California where tax returns are effectively combined with affiliates. Further, the Company is reimbursed on a current basis by Taunus for the value of any federal taxable losses of the Company.

The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740 (Income Taxes). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Deferred tax assets and liabilities are presented on the statement of financial condition as income taxes receivable or income taxes payable.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition.

(e) ***Recent Accounting Developments***

In July 2009, the FASB launched the FASB Accounting Standards Codification (the Codification) as the single source of US GAAP. While the Codification did not change US GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification was effective for the third quarter of 2009 and did not have an effect on the Company's financial condition, net capital, results of operations or cash flows.

(3) Related Party Transactions

The Company enters into related party transactions with certain of its affiliates. The Company generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

(a) Related Party Assets and Liabilities

The following table sets forth related party assets and liabilities as of December 31, 2009 as included in the statement of financial condition:

Assets:		
Receivable from affiliates	$	353,173
	$	353,173
Liabilities:		
Payable to affiliates	$	92,773
	$	92,773

Under an agreement with certain affiliates of the Company, the Company receives administrative fees for the sale of commingled trust and other collective investment vehicles. The administrative fee is equal to the amount of administrative expense allocated to the Company, in accordance with the agreement, for personnel and certain services to assist with the sale of commingled trust and other collective investment vehicles plus 8.4% of such expenses.

Under a separate agreement between the Company and RREEF America LLC (RREEF), the Company receives an administrative fee for the sale of certain real estate investment products sponsored by RREEF. The administrative fee is equal to the greater of administrative expenses allocated to the Company by RREEF plus 8.4% or 2% of the equity raised through the Company in the sale of RREEF sponsored real estate investment products. This administrative fee represents the allocation of personnel and services utilized to assist with the sale of RREEF sponsored real estate investment products.

(4) Income Taxes

The components of income tax assets (liabilities) at December 31, 2009 are as follows:

Current:		
Federal	$	(293,675)
State and local		68,832
	$	(224,843)

(5) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the aggregate indebtedness method. At December 31, 2009, the Company had net capital of $25,927,822 which is in excess of its required net capital of $250,000 by $25,677,822. Aggregate indebtedness at December 31, 2009 was $317,731, 1.23% of net capital. Capital may not be withdrawn nor dividends paid to the extent capital is required for continued compliance with Rule 15c3-1.

(6) Subsequent Events

In accordance with US GAAP disclosure requirements on subsequent events, management has evaluated events for possible recognition or disclosure in the statement of financial condition through February 26, 2010, the date the statement of financial condition is available to be issued. Management has determined that there are no events that would require disclosure in the Company's statement of financial condition through this date.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Stockholder
Deutsche Investment Management Americas Inc. and Subsidiaries:

In planning and performing our audit of the statement of financial condition of DeAM Investor Services, Inc. (the Company), an indirect wholly owned subsidiary of Deutsche Investment Management Americas, Inc., as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers nor perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010